Fax


LIBERTY
INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

SUPPL

To:	Securities and Exchange Commission	Fax (to):	001 202 772 9207
From:	Ruth Pavey	Date:	25 September 2006
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached an announcement made on the London Stock Exchange today.

Yours faithfully

Ruth Pavey
Company Secretarial Assistant


06017142

dlw 9/27

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1H 0BT
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk


LIBERTY
INTERNATIONAL

September 25, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

Liberty International PLC
Dividend Share awards under the Share Incentive Plan

Following payment of the Liberty International PLC ("Liberty International") 2006 interim dividend on 5 September 2006, the Trustee of the Liberty International Share Incentive Plan ("SIP") advised the Company on 22 September 2006 that it had utilised the dividend proceeds to purchase 2,410 Liberty International ordinary shares of 50p each. The shares were purchased on 19 September 2006 at a price of 1188p per share and have been allocated to relevant SIP participants. The shares, classified as "dividend shares" under the SIP, must be held in the Trust for a minimum period of three years, except in certain circumstances as specified in the rules of the SIP.

The Trustee of the SIP now holds a total of 247,333 shares, representing 0.07% of the issued ordinary share capital of Liberty International, registered in the name of Capita IRG Trustees Limited.

The Executive Directors and PDMRs of Liberty International are deemed to be interested in the shares held by the Trustee because they are beneficiaries under the Trust. Details of the Dividend shares acquired and held in trust on behalf of Executive Directors and PDMRs in respect of the Liberty International Interim Dividend paid on 5 September 2006 are given below:

	Dividend Shares	Total holding of SIP shares following this notification	Total holding of SIP shares as % of issued share capital
Directors:			
David Fischel	39	3,443	0.0010%
Aidan Smith	39	3,443	0.0010%
Kay Chaldecott	39	3,443	0.0010%
Richard Cable	39	3,443	0.0010%
John Saggers	36	3,164	0.0009%
PDMRs:			
Bill Black	39	3,443	0.0010%
Martin Ellis	27	2,372	0.0007%
Caroline Kirby	33	2,838	0.0008%
Gary Marcuccilli	39	3,443	0.0010%
Susan Folger	39	3,334	0.0010%

Susan Folger
Company Secretary

22 September 2006